VIA EDGAR
November 20, 2024
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charli Wilson

Re:	Global Blue Group Holding AG
Registration Statement on Form F-3
File No. 333-282068
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Global Blue Group Holding AG (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:30 p.m., Washington, D.C. time, on November 22, 2024, or as soon as possible thereafter.
The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Jessica Asrat of Simpson Thacher & Bartlett LLP at (212) 455-3126 or, in her absence, Hui Lin of the same firm at (212) 455-7862, followed by written confirmation to the addressees listed on the cover page of the Registration Statement. Thank you for your continued assistance.
[Signature Page Follows]

Very truly yours,
GLOBAL BLUE GROUP HOLDING AG

By:	/s/ Jeremy Henderson-Ross
Name: Jeremy Henderson-Ross
Title: General Counsel and Company Secretary

cc:	Simpson Thacher & Bartlett LLP
Kenneth B. Wallach, Esq
Xiaohui (Hui) Lin, Esq
Jessica Asrat, Esq.